Buenos Aires, April 21, 2023

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Credit rating of the company´s bonds

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that yesterday, FIX (affiliate of Fitch Ratings) (“FIX”) upgraded its Long-Term Issuer and Company´s outstanding bonds rating to AA+(arg) from AA(arg). The rating upgrade is based mainly on the greater predictability in the generation of operating cash flow from the extension of the Plan Gas that is valid until 2028 and an expected incremental production in the E&P segment.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations